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Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use of our reports dated February 27, 2008 with respect to the consolidated financial statements of Talisman Energy Inc. as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and, 2005, and the effectiveness of internal control over financial reporting of Talisman Energy Inc., included in an exhibit to the Annual Report (Form 40-F) for the year ended December 31, 2007.

        We also consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-12812) pertaining to the Employee Stock Option Plan and Director Stock Option Plan of Talisman Energy Inc. of our reports dated February 27, 2008, with respect to the consolidated financial statements of Talisman Energy Inc. as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and the effectiveness of internal control over financial reporting of Talisman Energy Inc., included in an exhibit to the Annual Report (Form 40-F) of Talisman Energy Inc. for the year ended December 31, 2007.

Calgary, Canada
March 7, 2008

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  Exhibit 99.3